UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Alteryx, Inc.
(Name of Issuer)

Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)

02156B103
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02156B103	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
Dean Stoecker

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
7,720,959 (1)(2)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
7,720,959 (1)(2)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,720,959 (1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.9% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Each share of Class B Common Stock is convertible, at any time at the option of the holder, into one (1) share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one (1) share of Class A Common Stock upon the transfer, whether or not for value, to any transferee who is not a “Permitted Transferee”, as defined in the Issuer’s Restated Certificate of Incorporation in effect as of the date hereof.

(2)
Consists of (i) 78,547 shares of Class A common stock held by Mr. Stoecker; (ii) 25,000 shares of Class A common stock held of record by The Dean A. Stoecker Trust dated December 16, 2013 (the “Trust”); (iii) 12,449 shares of Class A common stock held of record by TAILY, LLC; (iv) 10,599 shares of Class A common stock held of record by TRILY, LLC; (v) 423,451 shares of Class B common stock held of record by Mr. Stoecker; (vi) 4,698,655 shares of Class B common stock held of record by the Trust; (vii) 694,749 shares of Class B common stock held of record by 4610, LLC; (viii) 1,012,449 shares of Class B common stock held of record by Lucy27, LLC; (ix) 80,000 shares of Class B common stock held of record by 4610 Holdings, LLC; (x) 100,000 shares of Class B common stock held of record by Hickory Branch Investments, LLC; (xi) 100,000 shares of Class B common stock held of record by Fairway Place Investments, LLC; (xii) 297,560 shares of Class A common stock subject to options held by Mr. Stoecker that are exercisable within 60 days of December 31, 2023; and (xiii) 187,500 shares of Class B common stock subject to options held by Mr. Stoecker that are exercisable within 60 days of December 31, 2023. Mr. Stoecker is the trustee of the Trust and, therefore, may be deemed to hold sole voting and dispositive power over the shares held by the Trust. Mr. Stoecker also has sole voting and dispositive authority with respect to shares owned by each LLC described above.

(3)
The percentage reported in row 11 is calculated in accordance with Rule 13d-3 based on the aggregate number of shares of Class A Common Stock beneficially owned by the Reporting Person, Class B Common Stock beneficially owned by the Reporting Person assuming conversion of such stock into Class A Common Stock (and excluding the conversion of shares of Class B Common Stock held by other persons) and an aggregate of 64,377,427 shares of Class A common stock outstanding as of December 31, 2023, as reported by the Issuer to the Reporting Person, plus the number of shares of stock options and RSUs held by the Reporting Person that are exercisable within 60 days of December 31, 2023, which are treated as converted into common stock only for the purpose of computing the percentage ownership of the Reporting Person.

CUSIP No. 02156B103	13G	Page 3 of 5 Pages

Item 1(a)	Name of Issuer:

Alteryx, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

17200 Laguna Canyon Road

Item 2(a)	Name of Person Filing:

Dean Stoecker (the “Reporting Person”)

Item 2(b)	Address of Principal Business Office or, If None, Residence

c/o Alteryx, Inc.
17200 Laguna Canyon Road
Irvine, California 92618

Item 2(c)	Citizenship:

United States

Item 2(d)	Title of Class of Securities:

Class A Common Stock

Item 2(e)	CUSIP Number:

02156B103

Item 3.	Not applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned:

See Row 9 of cover page for the Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for the Reporting Person.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote:

See Row 5 of cover page for the Reporting Person.

(ii)	Shared power to vote or direct the vote:

See Row 6 of cover page for the Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for the Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for the Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

CUSIP No. 02156B103	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2024

	By:	/s/ Dean Stoecker
	Name:	Dean Stoecker